UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Second Quarter 2021 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              Date: August 5, 2021

NOVA LTD. (Registrant) By: /s/ Dror David ————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Record Second Quarter 2021 Results

Rehovot, Israel, August 5, 2021 - Nova (Nasdaq: NVMI) today announced record financial results for the second quarter of 2021, the period ended June 30, 2021.

Second Quarter 2021 Highlights:

•	Record quarterly revenue of $97.7 million, up 56% year over year
•	Record GAAP net income of $22.9 million, or $0.77 per diluted share, up 157% year over year on a per-share basis
•	Record non-GAAP net income of $26.9 million, or $0.90 per diluted share, up 88% year over year on a per-share basis
•	The continuing proliferation of optical CD standalone solutions to various leading customers drove sales to a new quarterly high
•	Broader exposure to multiple accounts strengthened geographical diversification with record revenues from China

GAAP Results ($K)
	Q2 2021	Q1 2021	Q2 2020
Revenues	$97,746	$84,133	$62,586
Net Income	$22,924	$17,616	$8,672
Earnings per Diluted Share	$0.77	$0.60	$0.30

NON-GAAP Results ($K)
	Q2 2021	Q1 2021	Q2 2020
Net Income	$26,886	$20,485	$13,774
Earnings per Diluted Share	$0.90	$0.70	$0.48

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

"We continue to reap the benefits of our well-executed plans meeting the Company's strategic targets. Our evolving product portfolio resonates well with our customers and propelled our continuous growth with another strong quarter," commented Eitan Oppenhaim, President and Chief Executive Officer. "Following our consistent achievements this year, we announced during our recent analyst and investor day, our new plan to organically grow the business to more than $500M in revenues. The combination of our financial model, operation leverage, and diversified portfolio supports our plans to continue our growth across segments and customers. Along with our guidance for the third quarter of 2021, we are well-positioned to achieve another record year and position Nova to capitalize on further opportunities in different territories."

2021 Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2021. Based on current estimates, management expects:

•	$99 million to $106 million in revenue
•	$0.71 to $0.84 in diluted GAAP EPS
•	$0.85 to $0.98 in diluted non-GAAP EPS

2021 Second Quarter Results

Total revenues for the second quarter of 2021 were $97.7 million, an increase of 16% compared with the first quarter of 2021 and an increase of 56% compared with the second quarter of 2020.

Gross margin in the second quarter of 2021 was 57%, similar to the previous quarter and compared with gross margin of 58% in the second quarter of 2020.

Operating expenses in the second quarter of 2021 were $28.7 million, compared with $28.2 million in the first quarter of 2021 and  $26.3 million in the second quarter of 2020.

On a GAAP basis, the Company reported net income of $22.9 million, or $0.77 per diluted share, in the second quarter of 2021. This is compared with net income of $17.6 million, or $0.60 per diluted share, in the first quarter of 2021, and net income of $8.7 million, or $0.30 per diluted share, in the second quarter of 2020.

On a non-GAAP basis, the Company reported net income of $26.9 million, or $0.90 per diluted share, in the second quarter of 2021. This is compared with net income of $20.5 million, or $0.70 per diluted share, in the first quarter of 2021, and net income of $13.8 million, or $0.48 per diluted share, in the second quarter of 2020.

Conference Call Information

Nova will host a conference call today, August 5, 2021, at 8:30 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-888-394-8218
ISRAEL TOLL-FREE Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-701-0225

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time
Please reference conference ID: 6930576

The conference call will also be webcast live from a link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from August 5, 2021 at 11:30 a.m. Eastern Time to August 12, 2021 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 6930576

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova's unique capability to deliver innovative X-ray and optical solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at Nova website link - https://www.novami.com/.

Nova is traded on the Nasdaq & TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, expense related to a transaction made by a financial institution without Company authorization, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty to predict the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
ASSETS	June 30, 2021	December 31, 2020
Current assets
Cash and cash equivalents	136,290	232,304
Short-term interest-bearing bank deposits	243,635	191,567
Marketable securities	40,270	-
Trade accounts receivable, net	58,207	63,314
Inventories	71,800	61,734
Other current assets	9,879	9,782
Total current assets	560,081	558,701
Non-current assets
Marketable securities	59,605	-
Interest-bearing bank deposits	3,503	2,547
Restricted interest-bearing bank deposits	1,750	1,476
Deferred tax assets	4,583	2,869
Other long-term assets	456	462
Severance pay funds	1,311	1,281
Operating lease right-of-use assets	28,833	29,109
Property and equipment, net	33,041	34,168
Intangible assets, net	3,910	5,059
Goodwill	20,114	20,114
Total non-current assets	157,106	97,085
Total assets	717,187	655,786
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Convertible senior notes, net	180,893	-
Trade accounts payable	26,527	24,096
Deferred revenues	13,591	4,717
Operating lease current liabilities	3,942	3,703
Other current liabilities	32,096	28,418
Total current liabilities	257,049	60,934
Non-current liabilities
Convertible senior notes, net	-	178,808
Accrued severance pay	3,804	3,719
Operating lease long-term liabilities	31,022	31,905
Other long-term liability	9,610	8,882
Total non-current liabilities	44,436	223,314
Shareholders' equity	415,702	371,538
Total liabilities and shareholders' equity	717,187	655,786

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenues:
Products	78,293	47,097	144,576	92,822
Services	19,453	15,489	37,303	30,786
Total revenues	97,746	62,586	181,879	123,608
Cost of revenues	41,802	25,985	78,005	52,665
Gross profit	55,944	36,601	103,874	70,943
Operating expenses:
Research and development, net	15,341	12,622	29,859	24,305
Sales and marketing	9,432	7,263	18,972	13,826
General and administrative	3,388	5,775	6,927	8,364
Amortization of acquired intangible assets	574	626	1,149	1,252
Total operating expenses	28,735	26,286	56,907	47,747
Operating income	27,209	10,315	46,967	23,196
Financing income (expense), net	(1,150)	387	(726)	1,415
Income before tax on income	26,059	10,702	46,241	24,611
Income tax expenses	3,135	2,030	5,701	4,257
Net income for the period	22,924	8,672	40,540	20,354

Earnings per share:
Basic	0.81	0.31	1.43	0.73
Diluted	0.77	0.30	1.37	0.70

Shares used for calculation of earnings per share (in thousands):
Basic	28,304	28,039	28,259	28,037
Diluted	29,815	28,888	29,561	28,890

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net income	$22,924	$8,672	$40,540	$20,354
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,596	1,419	3,175	2,829
Amortization of intangible assets	574	626	1,149	1,252
Amortization of premium and accretion of discount on marketable securities, net	283	-	283	-
Amortization of debt discount and issuance costs	1,051	-	2,085	-
Share-based compensation	2,128	1,454	4,350	2,772
Net effect of exchange rate fluctuation	(350)	(178)	12	221
Changes in assets and liabilities:
Trade accounts receivables, net	1,613	10,586	5,107	7,146
Inventories	(5,831)	(7,022)	(10,248)	(8,470)
Other current and long-term assets	554	1,046	(608)	4,739
Deferred tax assets, net	(1,116)	(345)	(1,714)	(546)
Operating lease right-of-use assets	411	350	817	604
Trade accounts payables	1,932	2,920	2,371	665
Deferred revenues	(147)	(1,437)	8,874	(1,091)
Operating lease liabilities	81	76	(1,185)	(390)
Other current and long-term liabilities	587	618	4,305	2,572
Accrued severance pay, net	93	132	55	150
Net cash provided by operating activities	26,383	18,917	59,368	32,807
Cash flows from investment activities:
Change in short-term and long-term interest-bearing bank deposits	2,461	(25,373)	(53,344)	(33,002)
Investment in marketable securities	(106,403)	-	(106,403)	-
Proceed from sales and maturities of marketable securities	6,137	-	6,137	-
Purchase of property and equipment	(1,318)	(890)	(1,806)	(3,160)
Net cash used in investing activities	(99,123)	(26,263)	(155,416)	(36,162)
Cash flows from financing activities:
Purchases of treasury shares	-	(2,535)	-	(2,549)
Proceeds from exercise of options	-	142	-	253
Net cash used in financing activities	-	(2,393)	-	(2,296)
Effect of exchange rate fluctuations on cash and cash equivalents	272	93	34	(212)
Decrease in cash and cash equivalents	(72,468)	(9,646)	(96,014)	(5,863)
Cash and cash equivalents - beginning of period	208,758	35,531	232,304	31,748
Cash and cash equivalents - end of period	$136,290	$25,885	$136,290	$25,885

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	June 30, 2021	March 31, 2021	June 30, 2020
GAAP gross profit	55,944	47,930	36,601
Stock-based compensation expenses *	382	418	279
Non-GAAP gross profit	56,326	48,348	36,880
GAAP gross margin as a percentage of revenues	57%	57%	58%
Non-GAAP gross margin as a percentage of revenues	58%	57%	59%

GAAP operating income	27,209	19,758	10,315
Stock-based compensation expenses *	2,128	2,222	1,454
Amortization of acquired intangible assets	574	575	626
Expense related to a transaction made by a financial institution without Company authorization	-	-	3,000
Non-GAAP operating income	29,911	22,555	15,395
GAAP operating margin as a percentage of revenues	28%	23%	16%
Non-GAAP operating margin as a percentage of revenues	31%	27%	25%

GAAP net income	22,924	17,616	8,672
Stock-based compensation expenses *	2,128	2,222	1,454
Amortization of acquired intangible assets	574	575	626
Amortization of debt discount and issuance costs	1,051	1,034	-
One-time expense related to a transaction made by a financial institution without Company authorization	-	-	3,000
Revaluation of operating lease liabilities	554	(860)	594
Tax effect of non-GAAP adjustments	(345)	(102)	(572)
Non-GAAP net income	26,886	20,485	13,774

GAAP basic earnings per share	0.81	0.62	0.31
Non-GAAP basic earnings per share	0.95	0.73	0.49

GAAP diluted earnings per share	0.77	0.60	0.30
Non-GAAP diluted earnings per share	0.90	0.70	0.48

Shares used for calculation of earnings per share (in thousands):
Basic	28,304	28,214	28,039
Diluted	29,815	29,306	28,888

* Stock-based compensation expenses for the three months ended June 30, 2021 included in – Cost of revenues – 382; Research and development expenses, net – 811; Sales and marketing expenses – 527; General and administrative expenses – 408

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF THIRD QUARTER 2021
GAAP TO NON-GAAP GUIDANCE
(Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.71	0.84
Estimated non-GAAP items:
Stock-based compensation expenses	0.10	0.10
Amortization of acquired intangible assets	0.02	0.02
Amortization of debt discount and issuance costs	0.03	0.03
Tax effect of non-GAAP adjustments	(0.01)	(0.01)
Estimated non-GAAP net income per diluted share	0.85	0.98